ON Semiconductor
5005 East McDowell Road
Phoenix, AZ 85008 http://onsemi.com

February 11, 2009

Mr. Jay Mumford

Division of Corporation Finance

Mail Stop 3030

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ON Semiconductor Corporation

Form 10-K for the Year Ended December 31, 2007

Filed February 12, 2008

Form 10-Q for the Fiscal-Quarter ended September 26, 2008

File No. 000-30419

Dear Mr. Mumford:

This letter sets forth the responses of ON Semiconductor Corporation (“ON Semiconductor” or the “Company”) to the comments contained in the letter, of the staff of the Division of Corporation Finance (the “Staff”), dated January 28, 2009, regarding the above referenced filings. We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist ON Semiconductor in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

The responses set forth below are numbered so as to correspond to the Staff’s most recent comments. For your convenience, the Staff’s comment is repeated below (in italics), with our response to each comment set forth immediately thereafter.

Form 10-K for the Fiscal-Year ended December 31, 2007

Related Party Transactions, page 55

Comment provided by Staff—1. We note your response to prior comment 6:

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With regards to the “two separate supply and purchase transactions” please expand your analysis to describe the authority you rely on for your determination that Mr. Hernandez and Mr. McCranie do not have any direct or indirect material interest in the transaction that you omitted from your Item 404(a) disclosure. For example, we note Instruction 6(A)(i) to Item 404(a) is limited to directors of the other party to the relationship and does not exclude officers from the disclosure requirement.

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Please expand to provide additional support for your reliance on instruction 7 to Item 404 of Regulation S-K to omit disclosure regarding the intellectual property license agreement. Describe in more detail how the rates and charges under the intellectual property license agreement were determined pursuant to a competitive bid process. For example, did multiple parties submit offers to license the technology? What rates or charges were determined through the bidding process?

Response to Staff: The adopting release (SEC Release No. 33-8732A), which revised Item 404(a) of Regulation S-K, provides that the “materiality of any interest is to be determined on the basis of the significance of the information to investors in light of all the circumstances.” We respectfully note that the release goes on to indicate that “there may be situations where, although the instructions to Item 404(a) do not expressly provide that disclosure is not required, the interest of a related person in a particular transaction is not a direct or indirect material interest. In that case, information regarding such interest and transaction is not required to be disclosed under Item 404(a).” Consistent with the preceding, Item 404(a) specifically provides that only a transaction in which a “related person had or will have a direct or indirect material interest” need be disclosed under the Item.

Per the adopting release, we considered the significance of this information to investors as well as “the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction.” This guidance is consistent with the requirements of Item 404(a).

By way of background, the revenues involved in these transactions for 2007 and 2008 were $8.7 million and $7.25 million, respectively, and accounted for approximately ..56% and .36% of our total revenues for 2007 and 2008, respectively. These transactions also only accounted for 1.39% and .68% of SunPower Corporation’s cost of revenues for 2007 and 2008, respectively. In determining whether to enter into this transaction, we considered, among other things, the fact that this transaction was (i) a good opportunity for us to sell some of our excess inventory into an end market where we had no direct business connection and (ii) structured to minimize our payment risk that we would have otherwise been required to assume in a more typical third-party transaction. In addition, the pricing and other terms and conditions in these transactions were thoroughly reviewed by our management, legal department and a committee of the Board of Directors who all determined the pricing and other terms and conditions were fair and appropriate and in the best interest of our stockholders.

In analyzing whether Mr. Hernandez had a direct or indirect material interest in the “two separate supply and purchase transactions,” we considered (i) the significance of these transactions to us and to SunPower Corporation (as indicated, in part, by the data set forth in the paragraph above); (ii) whether Mr. Hernandez, pursuant to these transactions, would personally derive a material direct or indirect benefit by reason of his position as Chief Financial Officer and shareholder of SunPower Corporation; and (iii) whether these transactions would materially affect Mr. Hernandez’s employment standing, compensation or equity value in SunPower Corporation. After conducting this review and consultation with Mr. Hernandez, we determined that Mr. Hernandez did not have a direct or indirect material interest in these transactions and disclosure was not required under Item 404 with respect to Mr. Hernandez.

As stated in our previous response, Mr. McCranie is a director of Cypress Semiconductor Corporation, which, at that time, was a controlling shareholder of SunPower Corporation. Based on the foregoing standard and the other considerations we set forth above, we determined that Mr. McCranie did not derive a direct or indirect material benefit from these transactions solely by being a director of Cypress Semiconductor. As a result of the lack of any direct or indirect material interest by Mr. McCranie, we concluded that disclosure was not required under Item 404 with respect to Mr. McCranie.

With respect to the intellectual property license agreement entered into with Virage Logic Corporation (“Virage”), we note that Instruction 7 to Item 404(a) provides that disclosure need not be provided pursuant to Item 404(a) if the transaction is one where the rates or charges are determined by competitive bids. Accordingly, no disclosure was provided for this transaction under Item 404 of Regulation S-K, as we utilized a competitive bid process consistent with our procedures and policies. Upon the Company identifying the need for the relevant intellectual property relating to this project, the Company initially considered vendors that would have the resources and technical and functional expertise to complete the project (i) within the prescribed time frame and (ii) within the Company’s budget, both of which were key considerations. Due to the specialized nature of the project and based on the Company’s understanding of the industry, the Company’s internal operational and purchasing parties identified three companies, including Virage, which had the expertise and other qualifications to complete the project and requested each of the companies to submit a formal bid. We ultimately selected Virage, primarily because Virage submitted the lowest price for such services. In addition, Virage evidenced that it had the flexibility to complete the work within our prescribed time frame, exhibited the technical and functional expertise needed to complete the project, and had the ability to create the best solution for the Company.

Finally, we respectfully note that although we determined that disclosure was not required under Item 404(a) for all the above referenced transactions, we still provided significant specifics of these transactions pursuant to a desire to provide affirmative disclosure that complied with the principles-based requirements of Item 407(a) of Regulation S-K with respect to transactions considered by our Board of Directors in determining director independence.

Comment provided by Staff—2. Please expand your response to prior comment 7 to tell us the nature of the “information that came to your attention” prior to filing last year’s proxy statement. Please expand your response to clarify why this information was insufficient to determine the nature of the relationship and why you relied solely on publicly available information in your efforts to make such a determination, rather than discussing it with these parties. Also, please tell us what steps you intend to take to “determine conclusively whether an affiliation exists” and when you will take those steps.

Response to Staff: As a preliminary matter, we note that prior to receiving your comment letter dated January 28, 2009 we had already initiated steps to determine conclusively whether an affiliation existed between Alonim Investments, Inc. (“Alonim”) and Future Electronics, Inc. (“Future”). As a result of these efforts, we were recently able to conclusively determine that Alonim and Future are under common control. Alonim’s legal counsel confirmed that Future is owned and controlled by Alonim, and Future was therefore likely a related party of ON Semiconductor. We also learned from Alonim’s legal counsel that Alonim and Future are no longer “related parties” (as such term is defined under Item 404 of Regulation S-K) of ON Semiconductor because Alonim fell below the 5% threshold of ownership of our common stock in March 2008. We understand that their ownership has not increased (or decreased) since the filing of their original Schedule 13G; however, our common stock issued and outstanding increased in 2008, largely due to shares issued in the 2008 merger and acquisition transactions, which resulted in Alonim’s beneficial ownership falling below the 5% threshold in March 2008.

Notwithstanding the developments discussed above, we provide the following additional background. Prior to the filing of our annual meeting proxy statement, our sales and marketing department alerted the legal department that Alonim and Future might be controlled by the same parties which may have resulted in Future being considered a “related party” under Item 404. Due to the proximity of when this information was discussed and the filing of our annual meeting proxy statement, we did not conclusively confirm that such an affiliation existed. Ultimately, we wish to note that despite the fact that (i) Alonim’s Schedule 13G reported that Alonim had sole voting and investment power related to the shares it beneficially owns of the Company, and (ii) we did not conclusively determine Future’s status as a related party, we provided disclosure in our 2008 annual meeting proxy statement that we believe complied with Item 404(a) and presented investors the material information regarding this transaction between Future and ON Semiconductor in light of the facts and circumstances of this particular transaction.

With regard to the above, we will adjust our disclosure to be included in our 2009 annual meeting of stockholders proxy statement to reflect the statuses noted above for the relevant period in 2008.

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With respect to all the preceding responses, we acknowledge the following:

•	ON Semiconductor is responsible for the adequacy and accuracy of the disclosures in the filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ON Semiconductor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We greatly appreciate the efforts of the Staff to review our responses and look forward to a speedy completion. Please contact me at (602) 244-7362 if I can be of further assistance.

Sincerely,

/s/ Donald Colvin

Donald Colvin

Chief Financial Officer

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008